25001939

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SEC FILE NUMBER
8-49416

SEC Mail Processing
MAR 03 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Axcelus Financial Distribution Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1650 Market Street, 8th Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Todd R. Miller	(484) 530-4837	tmiller@axcelus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

2005 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd R. Miller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Axcelus Financial Distribution Company, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Todd Miller

Title: Vice President, Controller, Chief Financial Officer and Treasurer

Donna M Brown

Commonwealth of Pennsylvania - Notary Seal
DONNA M. BROWN, Notary Public
Philadelphia County
My Commission Expires Oct 24, 2025
Commission Number 1018165

Notary Public

Notarial Act Performed by Audio visual communication

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Financial Statements

December 31, 2024

(With Independent Registered Public Accounting Firm Report Thereon)

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Table of Contents

Ernst & Young LLP
2005 Market Street, Suite 700
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 5500
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Axcelus Financial Distribution Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Axcelus Financial Distribution Company (the Company) as of December 31, 2024, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2016.

February 28, 2025

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Statement of Financial Condition

December 31, 2024

Assets

Cash	$	582,035
Prepaid expenses		38,184
Other receivable		7,721
Current income taxes receivable		4,779
Total assets	$	632,719

Liabilities and Shareholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	66,654
Current income taxes payable		2,609
Total liabilities		69,263
Shareholders' equity:		
Class A common stock, $.01 par value; 1,000 shares authorized, issued, and outstanding		10
Class B common stock, $.01 par value; 2,400 shares authorized, issued, and outstanding		24
Additional paid-in capital		264,341
Retained earnings		299,081
Total shareholders' equity		563,456
Total liabilities and shareholders' equity	$	632,719

See accompanying notes to financial statements.

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Statement of Operations

Year ended December 31, 2024

Revenues:	
Concessions on variable insurance products	$ 13,756,085
Administrative fee income (note 2)	1,040,045
Total revenues	14,796,130
Expenses:	
Commissions on variable insurance products	13,754,684
General operating expenses (note 2)	1,036,747
Total expenses	14,791,431
Income from operations before income taxes	4,699
Income tax expense	292
Net income	$ 4,407

See accompanying notes to financial statements.

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Statement of Shareholders' Equity

Year ended December 31, 2024

	Class A Common stock	Class B Common stock	Additional paid-in capital	Retained earnings (deficit)	Total shareholders' equity
Balance at January 1, 2024	$ 10	$ 24	$ 264,341	$ 294,674	$ 559,049
Net income	-	-	-	4,407	4,407
Balance at December 31, 2024	$ 10	$ 24	$ 264,341	$ 299,081	$ 563,456

See accompanying notes to financial statements.

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Statement of Cash Flows

Year ended December 31, 2024

Cash flows from operating activities:		
Net income	$	4,407
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in income taxes receivable		(2,444)
Decrease in deferred income tax assets		1,196
Increase in prepaid expenses		(2,471)
Increase in other receivable		(7,721)
Increase in accounts payable and accrued expenses		27,774
Increase in current income taxes payable		2,609
Net cash provided by operating activities		23,350
Increase in cash		23,350
Cash:		
Beginning of year		558,685
End of year	$	582,035
Supplemental disclosures of cash flow information:		
Income taxes paid (recovered)	$	(1,070)

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Description of Business

Axcelus Financial Distribution Company (AFDC or the Company) is a Delaware company organized on January 26, 1995 and licensed as a securities broker/dealer on January 18, 1996. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Securities and Exchange Commission (SEC).

On November 30, 2023, the Company's former ultimate parent, LIA Holdings Ltd., sold Lombard International US Holdings, Inc. (LIUSH) and subsidiaries, including Lombard International Distribution Company, to AXL Wealth Acquisition, LLC, an affiliate of BroadRiver Asset Management, L.P. On December 27, 2023, the Company's name was changed from Lombard International Distribution Company to Axcelus Financial Distribution Company. On December 27, 2023, Lombard International US Holdings, Inc.'s name was changed to Axcelus Financial US Holdings, Inc. (AFUSH).

The Company serves as the principal underwriter for variable life insurance policies and variable annuity contracts issued by Axcelus Financial Life Insurance Company (AFLIC), an affiliate.

The revenues of the Company earned from AFLIC are concession income and administrative fees. For operational purposes, AFLIC pays the commissions on behalf of the Company. The concession income and corresponding commission expenses are presented on a gross basis in the statement of operations.

The commission expenses represent compensation paid to registered representatives of affiliated life insurance carriers and consist of sales-based and asset-based compensation.

The Company provides certain administrative services to AFLIC, for which it receives an administrative fee. The Company reimburses AFLIC at cost for services and facilities provided to the Company for conduct of its operations.

The Company does not hold customer accounts.

(b) Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The single-year presentation is in accordance with Securities and Exchange Commission (SEC) Rule 17a-5.

(c) Cash

Cash consists of demand deposits placed with a financial institution.

(d) Income Taxes

The Company accounts for income taxes under the provisions of ASC 740, *Income Taxes*. ASC 740 requires an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. ASC 740 allows recognition of deferred tax assets that are more

likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized.

Effective December 1, 2013, the Company was no longer part of a consolidated federal income tax return with its affiliates. The Company files its federal income tax return on a standalone basis. Additionally, the Company files state income tax returns on a standalone basis.

As required, the Company assesses the need to recognize a liability related to uncertain tax positions. As of December 31, 2024, the Company has not identified any significant uncertain tax positions. If interest or penalty is determined to be necessary, these amounts would be recognized with the income tax provision.

(e) Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* (Topic 606). Revenue from contracts with customers consists of variable product concession income, distribution expenses, administrative fees and origination fees.

(f) New Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting* (Topic 280). The ASU requires that public entities disclose the title and position of the chief operating decision maker (CODM) and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and dedicating how to allocate resources. Public entities must also disclosure significant segment expenses and *other segment items* on an annual and interim basis, significant segment expenses that are regularly provided to the CODM. The ASU further requires that public entities that have a single reportable segment provide all required segment disclosures within Topic 280. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023. The Company has included the disclosures required by this ASU within Note 9.

(g) Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Transactions With Affiliates

Effective July 1, 2012, the Company entered into an operational agreement with AFLIC. Under the terms of the agreement, the Company agreed to reimburse AFLIC at cost for services and facilities provided by AFLIC to the Company. Additionally, the Company will reimburse AFLIC for any direct expenses incurred by the Company but paid by AFLIC. Under the terms of the agreement, AFLIC will pay an administrative fee to the Company as compensation for services provided by the Company to AFLIC. The agreement was amended on February 25, 2020, effective January 1, 2020, for changes in costs of services and facilities provided as well as administrative fees charged. During 2024, the Company reimbursed AFLIC for services and facilities costs of $846,270, which is included in General Operating Expenses on the Statement of Operations. During 2024, the Company received administrative fees from AFLIC of $1,040,045.

The Company reported no receivables or payables to affiliates at December 31, 2024.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its parent. Receivables and payables with affiliates are settled in cash on a regular basis.

(3) Revenue From Contracts With Customers

The variable product concession income is variable in nature in that the amount earned is contingent upon net asset value of the underlying investment funds. For variable amounts, as the uncertainty is dependent on the value of the underlying investment funds at future points in time as well as customer behavior, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the customer activities are known. As a consequence, the Company recognizes variable product concession income as the performance obligation is satisfied.

The distribution fee is an up-front fee that is recognized upon completion of the performance obligation, which is the collection of premium from the policyowner. The revenue is fully constrained based on customer behavior in terms of the timing and amounts of premiums paid. As a consequence, the Company concluded that the revenue is fully constrained pursuant to Topic 606 and is recognized as the performance obligation is satisfied. The distribution fee is presented in concession income in the statement of operations.

Administrative fees are earned and recorded as administrative services are provided to the affiliate entity. The services are those that a broker/dealer would ordinarily provide to its clients in the course of its role as a broker/dealer, which would include acting as principal underwriter for variable insurance contracts and supervision and licensing of registered representatives. The transaction price, in the form of a monthly fee, is negotiated annually to ensure that the costs of operating the Company are covered such that there is no intentional profit earned by any of the parties to the contract. The performance obligations are not separately defined in the contract to enable an allocation of revenue. The specific duties performed by the Company are bundled services that are not distinct in a way that would enable separate pricing. The services are provided over time, often on an as needed basis and can't readily be measured in terms of progress. The monthly administration fee is fixed and paid regardless of the level of services performed by the Company in any given month. Consequently, the Company accounts for the services as a single performance obligation and recognizes administrative fee income monthly as the performance obligation is satisfied.

Revenues earned from contracts with customers during 2024 were as follows:

Concessions on variable insurance products issued by affiliate	$12,079,544
Distribution fees on variable insurance products issued by affiliate	1,656,038
Administrative fee income earned from affiliate	1,040,045
Compensation received from sale of third party contracts	20,503
Total	$14,796,130

The Company did not incur costs to secure the contracts. With the exception of the above noted $20,503 received from a third party, the revenues were earned on transactions with an affiliate occurring exclusively in the United States of America, with no foreign revenues reported during 2024. There were no impairment losses or credit losses recorded during 2024.

(4) Regulatory Matters

Net Capital Requirement

The Company is a limited securities broker/dealer with FINRA and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1.) Rule 15c3-1 requires maintenance of minimum net capital. Because the Company holds no customer accounts, the rule requires the Company to maintain net capital of no less than $5,000. As of December 31, 2024, the Company had net capital, as defined, of $512,772.

(5) Exemption from Reserve Requirements

Under SEC Rule 15c3-3(k)(1)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers. As of and for the year ended December 31, 2024, the Company was in compliance with the conditions of this exemption.

(6) Income Taxes

The income tax benefit for 2024 was as follows:

Federal income tax expense:	
Current	$ 427
Deferred	818
Federal income tax expense	1,245
State income tax expense (benefit):	
Current	(1,331)
Deferred	378
State income tax benefit	(953)
Total income tax expense	$ 292

A reconciliation of the effective tax rate differences was as follows:

Federal tax rate times pretax income	$	987
Effect of:		
State income tax, net of federal benefit		(753)
Other items		58
Income tax benefit	$	292
Effective tax rate		6.21%

The effective tax rate is the ratio of tax expense over pretax income. Other items include permanent adjustments.

The income tax asset (liability) was as follows at December 31, 2024:

Federal income tax asset (liability):		
Current	$	(2,609)
Deferred		-
Federal income tax asset (liability)	$	(2,609)
State income tax asset (liability):		
Current	$	4,779
Deferred		-
State income tax asset (liability)	$	4,779
Total current income tax asset (liability)	$	2,170
Total deferred income tax asset (liability)	$	-

Current federal income taxes payable are included in Current Income Taxes Payable on the Statement of Financial Condition. Current state income taxes receivable are included in Current Income Taxes Receivable on the Statement of Financial Condition.

AFDC is subject to examination by U.S. federal, state, local and non-U.S. income authorities. The Company is currently not under examination by the Internal Revenue Service, however tax years 2021 and forward remain open.

There are no uncertain tax positions related to the Company in the current year.

(7) Commitments and Contingencies

The Company is involved in various legal proceedings, litigation, and threatened litigation arising in the ordinary course of business. In the opinion of management, based on current information, future developments involving the ultimate disposition of threatened litigation will not have a material effect on the financial position of the Company.

(8) Recapitalization

Subsequent to the Company's acquisition by AXL Wealth Acquisition, LLC, the Company created the following two classes of common stock:

- 1,000 shares of Class A voting common stock, par value $0.01 per share, with one vote per share, which will possess 100% of all the economic rights of the Company, and
- 2,400 shares of Class B voting common stock, par value $0.01 per share, with ten votes per share, with no economic rights.

The existing 1,000 shares of common stock, par value $25 per share, were exchanged by Axcelus Financial US Holdings, Inc. for the 1,000 shares of the Class A common stock and subsequently cancelled and retired. The 2,400 shares of the Class B common stock were acquired by an affiliated entity, APPS BD, LLC, for consideration in the amount of $24.

(9) Segment Information

The Company is engaged in a single line of business as it operates as the principal underwriter for variable life insurance policies and variable annuity contacts issued by AFLIC. Note 1 provides information relating to the Company's significant accounting policies associated with assets, revenues, and expenses.

The CODM, the Company's President and Chief Operating officer, utilizes GAAP net income to evaluate the Company's performance. GAAP net income or loss is utilized in evaluating the Company's ability to maintain its Net Capital Requirement under Rule 15c3-1 (see Note 4 and Supplemental Schedule I).

With the managing of business activities by the CODM using information of the Company as a whole, the Company's operations constitute a single operating segment and therefore, a single reportable segment.

Revenue and significant expense information for the Company's single reportable segment for the year ended December 31, 2024 is as follows:

Concessions on variable insurance products issued by affiliate and from sale of third-party contracts	$13,756,085
Administrative fee income	1,040,045
Revenue	$14,796,130
Employee compensation and benefits expense	$615,549
Commissions on variable insurance products	13,754,684
Regulatory fees and expenses	158,841
Other segment items	261,404
Federal income tax expense	1,245
Expenses	$14,791,723
Segment net income	$ 4,407

The Statement of Financial Condition summarizes information regarding assets utilized by the CODM.

(10) Subsequent Events

The Company has evaluated subsequent events through February 28, 2025, the date the financial statements were issued.

SUPPLEMENTAL INFORMATION

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Schedule 1

Computation of Net Capital and Aggregate
Indebtedness under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2024

Computation of net capital:		
Total stockholders' equity from statement of financial condition	$	563,456
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		563,456
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		563,456
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		38,184
Other receivable		7,721
Current income tax receivable		4,779
Total deductions and/or charges		50,684
Net capital before haircuts on securities		512,772
Haircuts on securities (pursuant to Rule 15c3-1(f))		-
Net capital	$	512,772
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	66,654
Income taxes payable		2,609
Items not included in statement of financial condition		-
Total aggregate indebtedness	$	69,263
Computation of basic net capital requirement:		
Minimum net capital required (based upon aggregate indebtedness)	$	4,618
Minimum dollar requirement		5,000
Net capital requirement		5,000
Excess net capital		507,772
Ratio aggregate indebtedness to net capital		13.51%

Reconciliation with Company's Computation of Net Capital on Form X-17A-5 as of December 31, 2024

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Schedule 2

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2024

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).

AXCELUS FINANCIAL DISTRIBUTION COMPANY

Schedule 3

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2024

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).

EY
Building a better working world

Ernst & Young LLP
2005 Market Street, Suite 700
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 5500
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Axcelus Financial Distribution Company

We have reviewed management's statements, included in the accompanying Axcelus Financial Distribution Company's Exemption Report, in which (1) Axcelus Financial Distribution Company (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2024 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2025

Axcelus Financial Distribution Company's Exemption Report

Axcelus Financial Distribution Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2024 to December 31, 2024 without exception.

I, Todd R. Miller, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Axcelus Financial Distribution Company

Todd R. Miller

Todd R. Miller
Vice President, Controller, Chief Financial Officer and Treasurer

February 28, 2025